Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics to Host Analyst and Investor Day on July 12th, 2016

CAESAREA, Israel – July 11, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a leading developer of innovative bone mounted surgical guidance systems, announced today that the Company will host an Analyst and Investor Day “Platforms and Model for Accelerated Growth” on Tuesday, July 12, 2016 at the Andaz 5th Avenue Hotel in New York City. Event participation is by invite and RSVP only.

Presentations will begin at 8:30 am ET and a live webcast with accompanying slides will be available on the Investor Relations page of the Company's website. To access the webcast, please use the following address http://www.wsw.com/webcast/cc/mzor/ or visit www.mazorrobotics.com and select ‘Investor Relations.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk – Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431